August 27, 2024

Kanishka Roy
Chief Executive Officer
Plum Acquisition Corp. IV
2021 Fillmore St. #2089
San Francisco, CA 94115

       Re: Plum Acquisition Corp. IV
           Registration Statement on Form S-1
           Filed July 31, 2024
           File No. 333-281144
Dear Kanishka Roy:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. Please revise the disclosure regarding dilution relating to the founder shares to also disclose whether the anti-dilution adjustment to the founder shares in connection with the initial business combination may result in material dilution of purchasers' equity interests.
       See Item 1602(a)(3) of Regulation S-K.
2. When discussing the amount of Sponsor compensation received or to be received, as required by Item 1602(a)(3) of Regulation S-K, please include the repayment of loans and the compensation to be paid to affiliates of your Sponsor, including your CEO.
Summary
Management Members, page 3

3. Please revise this section to clearly identify any SPAC business combinations in which your management team has participated. In addition, for each SPAC involving members of your management team, clearly disclose any extensions and redemption levels in
 August 27, 2024
Page 2

       connection with any extension and/or business combination. For those SPACs that have completed a de-SPAC transaction, disclose the current trading prices. Please also describe the current status of Plum Acquisition Corp. III.
4. Where you disclose conflicts of interest throughout the filing, as applicable, please also disclose that the executive officers of Plum Acquisition Corp. III and Plum Acquisition
       Corp. IV are identical and that Plum Acquisition Corp. III has not yet entered into a definitive agreement with a target for a business combination.
Therefore,
       there appears to be a material conflict of interest in seeking potential targets. In your revisions, please describe how your executive officers plan to allocate business combination opportunities between Plum Acquisition Corp. III and Plum Acquisition
       Corp. IV.
Our Sponsor, page 4

5.     Please revise the table here and on page 94 disclosing the nature and amount of
       compensation received or to be received to include the anti-dilution adjustment of the founder shares. See Items 1602(b)(6) of Regulation S-K. Also describe the extent to which this compensation and securities issuance, as well as the private placement warrants which may be exercised on a cashless basis, may result in a material dilution of
       the purchasers    equity interests. See Items 1602(b)(6) and 1603(a)(6)
of Regulation S-K.
6. Please revise the disclosure on page 5 to also disclose the lock-up agreement with the underwriter, as discussed on page 166. See Item 1603(a)(9) of Regulation S-K.
7. When available, based on the indications of interest by the sponsor non-managing members to invest in the sponsor, please revise to disclose the persons who may have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.
Our Business Strategy, page 6

8. Please revise this section to clarify, if true, that your ability to identify and evaluate a target company may be impacted by competition among other SPACs pursuing business combination transaction candidates. Please also clarify that this competition may impact the attractiveness of the acquisition terms that you will be able to negotiate with potential targets.
Initial Business Combination, page 8

9. Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether you expect to extend the time period and whether there are any limitations on the number of extensions, including the number of times. Also disclose the consequences to the sponsor of not completing an extension of this time period. See Item
       1602(b)(4) of Regulation S-K.
10. Please state the basis for your statement on page 10 that you do not believe that the fiduciary or contractual duties of your officers or directors will materially affect your ability to complete a business combination.
11. We note your references in this section to potentially pursuing additional financing in connection with your initial business combination. Please revise here and elsewhere, as
 August 27, 2024
Page 3

       appropriate, to describe how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.
Permitted purchases and other transactions with respect to our securities, page
25

12. We note your disclosure on page 25 that to the extent that any public shares are purchased by the Sponsor, your directors, officers, advisors or any of their affiliates, such purchases will be in compliance with all of the requirements set forth in Tender Offers and
       Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC, including that such public shares will not be voted. Please reconcile with the disclosure on page 127 and elsewhere stating that in the event that you submit your initial business combination to public shareholders for a vote, your initial shareholders, directors, and officers have agreed to vote any founder shares and any public shares held by them in favor of your initial business combination. Alternatively, please advise.
Conflicts of Interest, page 33

13. Under Conflicts of Interest, please revise to clearly disclose the nominal price paid for the securities by your Sponsor and the associated conflict(s) of interest in determining whether to pursue a de-SPAC transaction. In addition, please add disclosure of the conflicts of interest relating to the compensation, repayment of loans, and reimbursements of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction. Please also disclose the potential conflicts of interest due to the potential payment of advisory fees as referenced on page 32 and elsewhere. Lastly, please disclose the potential conflicts of interest arising from the ability to complete a de-SPAC transaction with an entity affiliated with your sponsor, officers or directors. See Item 1602(b)(7) of Regulation S-K. Please similarly revise the Conflicts of
       Interest subsection beginning on page 125.
14. Please revise to discuss the potential conflicts of interest if you decide to pursue a business combination with a company that is affiliated with the non-managing investors, as discussed on page 127.
Risk Factors
We may not be able to complete an initial business combination since such initial business combination may be subject..., page 43

15. Please revise to disclose whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.
Dilution, page 82

16. You state that the dilution calculation does not reflect any dilution associated with the sale and exercise of warrants, which would cause the actual dilution to the public shareholders to be higher, particularly where a cashless exercise is utilized. Please support your basis, citing authoritative literature, for not considering the impact of the public warrants in the dilution table.
17. We refer you to your tabular presentation of dilution at quartile intervals on the outside cover page and on pages 82 and 83. Such tabular presentation appears to assume your maximum redemption threshold is the entire amount of shares to be sold to public
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Page 4

       shareholders as part of this offering. We further note your disclosure on the outside cover page that you may not redeem your public shares in an amount that would cause your net tangible assets, after payment of the deferred underwriting commissions, to be less than
       $5,000,001. Please tell us how you considered this anticipated redemption restriction in your determination of your maximum redemption threshold for your dilution presentation.
       Please refer to Item 1602 of Regulation S-K.
Officer and Director Compensation, page 122

18. Please revise to discuss the founder shares that each of the the independent directors will receive for their service as a director, as referenced elsewhere in the prospectus.
Plum Acquisition Corp. IV
Notes to Financial Statements
Note 2- Summary of Significant Accounting Policies
Warrant Instruments, page F-12

19. We note your disclosure that the public and private placement warrants meet the criteria for equity treatment. Please provide us your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please specifically address the following sections of your warrant agreement filed as exhibit 4.4:
           the "Newly Issued Price" and the redemption trigger price in section
4.4 and
           the tender offer provision in section 4.5.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Alan Campbell at 202-551-4224 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Jason Simon